1427702 B.C. Ltd.

2900-550 Burrard Street

Vancouver, British Columbia

Canada V6C 0A3

November 7, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alan Campbell
Daniel Crawford
Mary Mast
Gary Newberry

Re:	1427702 B.C. Ltd.
Amendment No. 2 to Registration Statement on Form F-4
Filed October 16, 2023
File No. 333-273972

To the addressees set forth above:

1427702 B.C. Ltd. (the “Company” or “we”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 26, 2023 (the “Letter”), regarding the Company’s Amendment No. 2 to Registration Statement on Form F-4 filed on October 16, 2023 (the “Registration Statement”). Concurrently with this response letter, the Company is filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”) via EDGAR. Amendment No. 3 includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes to update certain disclosures contained in the Registration Statement.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Amendment No. 2 to Registration Statement on Form F-4 filed October 16, 2023

Information about Filament, page 209

1.	We note what appear to be internal inconsistences in this section. By way of example only:

●	We note disclosure on page 213 indicating that the Phase 2a trial for MAUD will be a study in 10 people while your disclosure on page 213 indicates that it will be a 50 person multicenter study;

●	We note disclosure on page 215 indicating that the program sponsored by UCLA in depression is in Phase 2 development while your table on page 227 indicates the program is in Phase 1 development;

●	We note disclosure on page 215 indicating that the program sponsored by Centre for Addiction and Mental Health in mild cognitive impairment is in Phase 2 development while your table on page 227 appears to indicate this program is not in any phase of clinical development and currently in the “planning stage;” and

●	We note disclosure on page 215 indicating that the program sponsored by University Health Network in bi-polar depression is in Phase 1 development while your table on page 227 indicates it is currently in the “planning stage.”

Please reconcile your disclosures or advise.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 13, 73, 216-230, 250 and 258 of Amendment No. 3 in response.

Stimulant Use Disorder Development Plan, page 219

2.	Please revise the discussion of Filament’s MAUD trial to clarify when the IND was submitted and whether Filament or UCSF are the trial sponsor. To the extent UCSF is the trial sponsor, please revise your table accordingly. Your disclosure in the table also indicates that this trial will start in either Q4 2023 (the “Start” column) or Q1 2024 (the “Purpose” column). Please reconcile your disclosure or advise. As needed, please make similar edits to the Opioid Use Disorder table on page 220.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 216 and beginning on page 222 of Amendment No. 3 in response.

* * * * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact the Company’s legal counsel, Jonathan Deblinger, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

1427702 B.C. LTD.

By:	/s/ Ryan Wilson
Name:	Ryan Wilson
Title:	Director

cc:	Ellenoff Grossman & Schole LLP

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